Filed by: The Advisors’ Inner Circle Fund III pursuant to Rule 425 under the Securities Act of 1933,

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: FS Series Trust

File Number of the Related Registration Statement: 333-259932

FS Multi-Strategy Alternatives Fund Your vote is missing! Urgent request re: the special meeting of shareholders Dear Fellow Shareholder, We have adjourned the special meeting of shareholders of FS Multi-Strategy Alternatives Fund to [DATE], to help ensure we receive the necessary shareholder approvals. Your participation is urgently needed! Please join your fellow shareholders and vote today. Please note that proxy solicitation costs are borne by FS Multi-Strategy Alternatives Fund shareholders. Voting now will help us manage costs and will avoid the need for our proxy solicitor, Broadridge, to initiate further calls or mailings to you. Michael Forman Chairman and CEO FS Investments Voting is quick! Please call 1-844-858-7386 today to speak with a live agent and cast your vote. 3 ways to vote today Phone Without a proxy card: Call 1-844-858-7386 Mon-Fri, 9:00 AM–10:00 PM ET Sat-Sun, 10:00 AM–6:00 PM ET to speak with a proxy specialist. With a proxy card: Call 1-800-690-6903 with a touch-tone phone to vote using an automated system. Computer Visit www.proxyvote.com Please have your proxy card in hand when accessing the website. There are easy-to-follow directions to help you complete the electronic voting instruction form. Mail Mark, sign and date your ballot and return it in the postage-paid envelope provided. Questions? Call 1-844-858-7386

Urgent issue regarding your investment with FS Multi-Strategy Alternatives Fund Dear Shareholder, We have attempted to contact you regarding an important matter pertaining to your investment in FS Multi-Strategy Alternatives Fund. Please call 1-844-858-7386 (toll-free) immediately, Monday through Friday between the hours of 9:00 AM and 10:00 PM ET or Saturday and Sunday between the hours of 10:00 AM and 6:00 PM ET. This matter is very important but will take only a moment of your time. Thank you in advance for your assistance with this matter. Sincerely, FS Investments

FS Multi-Strategy Alternatives Fund Join your fellow shareholders Please vote today What’s Time-sensitive information about your inside: investments and what you need to do

We need your vote! The annual shareholder meeting will be held on March 7, 2022. Whether or not you plan to attend, your vote is very important. You can vote your shares by internet, telephone or mail. Simply follow the instructions on the enclosed form. For your convenience, we’ve highlighted where you can find your unique Control Number. If you have any questions or need assistance, please call 1-844-858-7386. 3 ways to vote today BY COMPUTER Visit www.proxyvote.com Please have your proxy card in hand when accessing the website. There are easy-to-follow directions to help you complete the electronic voting instruction form. BY PHONE Without a proxy card: Call 1-844-858-7386 M–F, 9:00 AM–10:00 PM ET to speak with a proxy specialist. With a proxy card: Call 1-800-690-6903 with a touch-tone phone to vote using an automated system. BY MAIL Mark, sign and date your ballot and return it in the postage-paid envelope provided.